HYNES & HOWES INSURANCE COUNSELORS, INC.
                          Notes to Financial Statements
                           September 30, 1997 and 1996




Note 7.  Mortgage Payable

         The Mortgage Payable consists of the following:

                                                   9/30/97            9/30/96
         Mortgage payable on Tanglefoot
            Apartment Complex                     $      0         $  991,555



         This mortgage was acquired in connection with the purchase of Tanglefoot apartment buildings. Monthly payment on the mortgage was $12,000 for principal and interest. The interest rate was 10%. Interest paid during the year ended September 30, 1997, was $41,517 and for the year ended September 30, 1996, the interest paid was $101,493.

         On February 5, 1997, the mortgage balance of $966,335 was paid in full using the proceeds from the payoff of the real estate contract on Tanglefoot Apartment complex. (See Note 4B).